                                                                     Exhibit 1.2

                                     [LOGO]


                   China Eastern Airlines Corporation Limited
 (a joint stock limited company incorporated in the People's Republic of China with limited liability)

2003 INTERIM RESULTS

The Board of Directors of China Eastern Airlines Corporation Limited (the "Company") announces the unaudited consolidated financial results of the Company and its subsidiaries (collectively, the "Group") for the six months ended 30 June 2003 (which were reviewed and adopted by the Board of Directors of the Company on 25 August 2003), with comparative figures for the corresponding period in 2002, as follows:-

FINANCIAL STATEMENTS

A. PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

     CONSOLIDATED INCOME STATEMENT
     FOR THE SIX MONTHS ENDED 30 JUNE 2003

                                                                                            2003 vs
                                                        Six months ended 30 June             2002
                                             --------------------------------------------  ----------
                                             (Unaudited)      (Unaudited)     (Unaudited)   Increase/
                                                2003             2002             2003     (Decrease)
                                      Note     RMB'000          RMB'000         US$'000         %
                                      ----   -----------      -----------     -----------  ----------
                                                                                (note 7)

Traffic revenues
  Passenger                                   3,705,884        4,632,662         447,711      (20.0)
  Cargo and mail                              1,398,192        1,077,887         168,917       29.7
Other operating revenues                        373,632          238,795          45,139       56.5
                                             ----------       ----------        --------
Turnover                                2     5,477,708        5,949,344         661,767       (7.9)
Other operating income                           10,722           53,153           1,295      (79.8)
Operating expenses
  Wages, salaries and benefits                 (491,635)        (463,922)        (59,395)       6.0
  Take-off and landing charges                 (944,160)        (882,705)       (114,065)       7.0
  Aircraft fuel                              (1,390,905)      (1,125,006)       (168,036)      23.6
  Food and beverages                           (211,647)        (288,020)        (25,569)     (26.5)
  Aircraft depreciation and
    operating leases                         (1,349,622)      (1,191,343)       (163,049)      13.3
  Other depreciation and
    operating leases                           (227,948)        (191,714)        (27,539)      18.9
  Aircraft maintenance                         (610,367)        (442,898)        (73,739)      37.8
  Commissions                                  (181,376)        (186,096)        (21,912)      (2.5)
  Office and administration                    (525,873)        (372,709)        (63,531)      41.1
  Other                                        (296,735)        (325,183)        (35,849)      (8.7)
                                             ----------       ----------        --------
Total operating expenses                     (6,230,268)      (5,469,596)       (752,684)      13.9
                                             ----------       ----------        --------
Operating (loss)/profit                        (741,838)         532,901         (89,622)    (239.2)
Finance costs, net                             (379,068)        (392,547)        (45,796)      (3.4)
Exchange loss, net                               (2,400)         (58,014)           (290)     (95.9)
Share of results of associates
  before tax                                    (34,295)             959          (4,143)  (3,676.1)
                                             ----------       ----------        --------
(Loss)/profit before taxation                (1,157,601)          83,299        (139,851)  (1,489.7)
Taxation                                3       (52,966)          (7,201)         (6,399)     635.5
                                             ----------       ----------        --------

(Loss)/profit after taxation                 (1,210,567)          76,098        (146,250)  (1,690.8)
Minority interests                              (41,818)         (50,583)         (5,052)     (17.3)
                                             ----------       ----------        --------

(Loss)/profit attributable
  to shareholders                            (1,252,385)          25,515        (151,302)  (5,008.4)
                                             ==========       ==========        ========
(Loss)/earning per share                5     (RMB0.257)        RMB0.005       (US$0.031)
                                             ==========       ==========        ========

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.   Basis of preparation and accounting policies

     The unaudited consolidated interim financial statements comprise the consolidated financial statements of the Company and all its subsidiaries (the "Group") at 30 June 2003 and of their results for the six months ended 30 June 2003. All significant transactions between and among the Company and its subsidiaries are eliminated on consolidation.

     The unaudited consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") (in particular, International Accounting Standards 34 "Interim Financial Reporting"). This basis of accounting differs in certain material respects from that used in the preparation of the Group's interim financial statements in the People's Republic of China ("PRC"), which are prepared in accordance with the accounting principles and the relevant regulations applicable to PRC joint stock limited companies ("PRC Accounting Regulations"). Differences between PRC Accounting Regulations and IFRS on the unaudited consolidated loss attributable to shareholders for the six months ended 30 June 2003 and on the unaudited consolidated net assets at 30 June 2003 are set out in Section C.

     In addition, IFRS differs in certain material respects from the generally accepted accounting principles in the United States of America ("U.S. GAAP"). Differences between IFRS and U.S. GAAP on the unaudited consolidated loss attributable to shareholders for the six months ended 30 June 2003 and on the unaudited consolidated net assets at 30 June 2003 are set out in Section D.

     The accounting polices used in the preparation of these unaudited consolidated interim financial statements are consistent with those used in the annual audited financial statements for the year ended 31 December 2002. These unaudited consolidated interim financial statements should be read in conjunction with the Group's financial statements for the year ended 31 December 2002.

2.   Turnover

     The Group is principally engaged in the provision of domestic, Hong Kong Special Administrative Region ("Hong Kong") and international passenger, cargo and mail airline services. Turnover comprises revenues from airline and related services net of sales tax and civil aviation infrastructure levies. The turnover and segment results by geographical segments are analysed as follows:-

(Unaudited)                                           For the six months ended 30 June
                                 ------------------------------------------------------------------
                                                                               Other
                                 Domestic     Hong Kong           Japan      Countries(*)   Total
                                  RMB'000      RMB'000           RMB'000       RMB'000     RMB'000
                                 --------     ---------          -------     ------------ ---------
2003
Traffic revenues

  - Passenger                   1,941,028       571,988          403,411         789,457  3,705,884
  - Cargo and mail                102,647       165,346          266,249         863,950  1,398,192
                                ---------       -------          -------       ---------  ---------
                                2,043,675       737,334          669,660       1,653,407  5,104,076
Other operating revenues          365,076            --            2,466           6,090    373,632
                                ---------       -------          -------       ---------  ---------
Turnover                        2,408,751       737,334          672,126       1,659,497  5,477,708
                                ---------       -------          -------       ---------  ---------
Segment results                  (691,986)      (39,441)          36,572         (57,705)  (752,560)
                                ---------       -------          -------       ---------

Unallocated income                                                                           10,722
                                                                                          ---------
Operating loss                                                                             (741,838)
                                                                                          =========
2002
Traffic revenues
  - Passenger                   2,184,659       892,586          549,753       1,005,664  4,632,662
  - Cargo and mail                104,846       121,210          269,028         582,803  1,077,887
                                ---------     ---------          -------       ---------  ---------
                                2,289,505     1,013,796          818,781       1,588,467  5,710,549
Other operating revenues          224,490             -            4,866           9,439    238,795
                                ---------     ---------          -------       ---------  ---------
Turnover                        2,513,995     1,013,796          823,647       1,597,906  5,949,344
                                ---------     ---------          -------       ---------  ---------
Segment results                  (143,821)      205,680          267,047         150,842    479,748
                                ---------     ---------          -------       ---------
Unallocated income                                                                           53,153
                                                                                          ---------
Operating profit                                                                            532,901
                                                                                          =========

* include United States of America, Europe and Asian countries other than Japan

3.   Taxation

     (a)  Taxation is charged to the consolidated income statement as follows:-

                                                               (Unaudited)
                                                            For the six months
                                                               ended 30 June
                                                         ------------------------
                                                           2003            2002
                                                         RMB'000         RMB'000
                                                         -------         --------
          Provision for PRC income tax                   (32,057)        (17,517)
          Deferred taxation                              (18,343)         10,682
          Share of tax attributable to associates         (2,566)           (366)
                                                         -------         -------
                                                         (52,966)         (7,201)
                                                         =======         =======


          (i) Pursuant to a preferential tax policy in Pudong, Shanghai, the Company is entitled to a reduced income tax rate of 15% with effect from 1 July 2001.

          (ii) Two major subsidiaries of the Company, namely China Cargo Airlines Ltd. and China Eastern Airlines Jiangsu Co. Ltd., are subject to a reduced income tax rate of 15% and the standard PRC income tax rate of 33% respectively.

     (b) The Group operates international flights to certain overseas destinations. There was no material overseas taxation for the six months ended 30 June 2003 as there exists double tax relief between PRC and the corresponding jurisdictions (including Hong Kong).

4.   Dividends

     The Board of Directors of the Company does not recommend the payment of an interim dividend for the six months ended 30 June 2003 (2002: Nil).

5.   (Loss)/earning per share

     The calculation of (loss)/earning per share is based on the unaudited consolidated loss attributable to shareholders of RMB1,252,385,000 (2002: profit of RMB25,515,000) and 4,866,950,000 (2002: 4,866,950,000) shares in issue during the period. The Company has no potential dilutive ordinary shares.

6.   Profit appropriation

     No appropriations from retained profits were made to the statutory reserves during the six months ended 30 June 2003. Such appropriations will be made at the year end in accordance with the PRC regulations and the Company's Articles of Association.

7.   Convenient translation

     The unaudited consolidated financial statements have been prepared in Renminbi ("RMB"), the national currency of the PRC. Translations of amounts from RMB into United States dollars ("US$") solely for convenience have been made at the rate of US$1.00 to RMB8.2774 being the average of the buying and selling rates as quoted by People's Bank of China at the close of business on 30 June 2003. No representation is made that the RMB amounts could have been or could be converted into US$ at that rate or at any other rate on 30 June 2003 or any other date.

B. PREPARED IN ACCORDANCE WITH THE PEOPLE'S REPUBLIC OF CHINA (THE "PRC")ACCOUNTING REGULATIONS

     CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                                                       (Unaudited)
                                                                   For the six months
                                                                      ended 30 June
                                                               ----------------------------
                                                                  2003              2002
     Items                                                       RMB'000           RMB'000
     -----                                                     ----------        ----------
     I.   Revenue from Main Operations:                         5,472,992         6,270,536
          Less: Revenue for Civil Air Infrastructure
                Construction Fund                                 137,186           204,075
                                                               ----------         ---------
          Revenue from Main Operations, net                     5,335,806         6,066,461
          Less: Main Operating Cost                             5,513,481         4,655,981
                Business Taxes and surtaxes                       119,248           148,161
                                                               ----------         ---------
     II.  Profit from Main Operations                            (296,923)        1,262,319
          Add:  Revenue from Other Operations                     229,859           228,772
          Less: Operating Expenses                                419,200           602,424
                General & Administrative Expenses                 464,955           321,679
                Financial Expenses                                388,558           470,144
                                                               ----------         ---------
     III. Profit/(Loss) from Operations                        (1,339,777)           96,844
          Add:  Income from Investment                             (9,705)           26,677
                Subsidy Income                                     29,200            13,610
                Non-operating Income                                2,320             1,152
          Less: Non-operating Expenses                             14,215            11,948
                                                               ----------         ---------
     IV.  Total Profit/(Loss)                                  (1,332,178)          126,335
          Less: Income Tax                                         60,824            46,340
                Minority Interest
                (for consolidated statements)                      28,163            26,293
                                                               ----------         ---------
     V.   Net Profit/(Loss)                                    (1,421,165)           53,702
                                                               ==========         =========


     Notes (Principal Accounting Policies, Accounting Estimations and
           Consolidation of Financial Statements):

1.   Accounting Policies Applied

     The company and its subsidiaries follow the Accounting Standards for Business Enterprises and Accounting Regulations for Business Enterprises and its supplementary regulations. Since 1 Jan 2003, the company and its subsidiaries also follow the Accounting Treatment for Civil Aviation Industry.

2.   Significant Changes in Accounting Policies and its Influence

     Contents and basis of changes in accounting policies: The Company follows the Accounting Treatment for Civil Aviation Industry from 1 Jan 2003 pursuant to regulations of circular Cai-Kuai [2003] 18 issued by Ministry of Finance.

     According to Accounting Treatment for Civil Aviation Industry, the overhaul expenses for high-price rotables will not be amortized in five years but directly charged to the current period expenses starting from this year.

     The Company adopts retrospective method for above change in accounting policy. The net profit of this period is about RMB192 million less due to this policy change.

C.   SIGNIFICANT DIFFERENCES BETWEEN IFRS AND PRC ACCOUNTING REGULATIONS

     The Group's accounting policies, which conform with IFRS, differ in certain respects from PRC Accounting Regulations. Differences between IFRS and PRC Accounting Regulations which have significant effects on the unaudited consolidated (loss)/profit attributable to shareholders are summarised as follows:-

     CONSOLIDATED (LOSS)/PROFIT ATTRIBUTABLE TO SHAREHOLDERS

                                                                               For the six months
                                                                                   ended 30 June
                                                                         --------------------------------
                                                                              2003                2002
                                                                            RMB'000             RMB'000
                                                                         ------------        ------------
     As stated in accordance with PRC Accounting Regulations              (1,421,165)            53,702
     Impact of IFRS and other adjustments:-
       Difference in depreciation charges of flight equipment
         due to different useful lives                                       239,622            118,441
       Difference in depreciation charges and gain/(loss) on
         disposals of aircraft due to different useful lives                (103,506)          (108,483)
       Provision for overhaul expenses                                        64,827             (9,988)
       Reversal of additional charges of flight equipment spare
         parts arising from the revaluation surplus of such assets               811              5,494
       Provision for post-retirement benefits                                (19,568)           (23,655)
       Loss on sale of staff quarters                                             --             (9,768)
       Interest accrued on instalments payable for acquisition
         of a passenger carriage business                                     (5,059)            (5,737)
       Amortisation of goodwill                                               (2,828)            (2,828)
       Amortisation of negative goodwill                                       1,726              1,726
       Tax adjustments                                                         7,858             39,139
       Other                                                                 (15,103)           (32,528)
                                                                          ----------           --------
     As stated in accordance with IFRS                                    (1,252,385)            25,515
                                                                          ==========           ========

D.   SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP

     The Group's accounting policies, which conform with IFRS, differ in certain respects from U.S. GAAP. Differences between IFRS and U.S. GAAP which have significant effects on the unaudited consolidated (loss)/profit attributable to shareholders are summarised as follows:-

     CONSOLIDATED (LOSS)/PROFIT ATTRIBUTABLE TO SHAREHOLDERS

                                                                           For the six months ended 30 June
                                                              ---------------------------------------------------------
                                                                 2003                        2002              2003
                                                                RMB'000                    RMB'000           US$'000(*)
                                                              -----------                 ---------          ----------
     As stated under IFRS                                     (1,252,385)                   25,515           (151,302)
     U.S. GAAP adjustments:-
       Reversal of difference in depreciation charges
         arising from revaluation of fixed assets                 54,370                    47,938              6,569
       Loss on disposal of aircraft and related assets                --                   (28,288)                --
       Other                                                      13,856                    10,591              1,674
       Deferred tax effect on U.S. GAAP adjustments              (10,727)                   (4,536)            (1,296)
                                                              ----------                  --------          ---------
     As stated under U.S. GAAP                                (1,194,886)                   51,220           (144,355)
                                                              ==========                  ========          =========

     Basic and fully diluted (loss)/earning per share
       under U.S. GAAP                                         (RMB0.246)                 RMB0.011          (US$0.030)
                                                              ==========                  ========          =========
     Basic and fully diluted (loss)/earning
       per American Depository Share ("ADS")
       (48,669,500 ADS in issue) under U.S. GAAP               (RMB24.55)                  RMB1.05           (US$2.97)
                                                              ==========                  ========          =========


     * Translation of amounts from RMB into US$ have been made at the rate of US$1.00 to RMB8.2774 being the average of the buying and selling rates as quoted by People's Bank of China at the close of business on 30 June 2003.

SELECTED AIRLINE OPERATING DATA

                                                                     For the six months ended 30 June
                                                                -----------------------------------------
                                                                  2003             2002           Change
                                                                --------        ---------        --------
Capacity

ATK (available tonne-kilometers) (millions)                     2,110.58         2,077.29           1.60%
- Domestic routes                                                 808.74           818.69          -1.22%
- International routes                                          1,122.11         1,051.00           6.77%
- Hong Kong routes                                                179.73           207.60         -13.42%

ASK (available seat-kilometers) (millions)                     13,043.96        13,540.97          -3.67%
- Domestic routes                                               6,560.78         6,610.94          -0.76%
- International routes                                          4,997.76         5,163.68          -3.21%
- Hong Kong routes                                              1,485.42         1,766.35         -15.90%

AFTK (available freight tonne-kilometers) (millions)              936.62           858.62           9.08%
- Domestic routes                                                 218.27           223.71          -2.43%
- International routes                                            672.31           586.28          14.67%
- Hong Kong routes                                                 46.04            48.63          -5.33%

Hours flown (thousands)                                           110.16           113.40          -2.86%

Traffic

RTK (revenue tonne-kilometers) (millions)                       1,185.49         1,219.61          -2.80%
- Domestic routes                                                 434.96           454.43          -4.28%
- International routes                                            658.78           648.04           1.66%
- Hong Kong routes                                                 91.75           117.14         -21.67%

RPK (revenue passenger-kilometers) (millions)                   6,774.21         8,506.25         -20.36%
- Domestic routes                                               3,637.83         3,964.53          -8.24%
- International routes                                          2,471.45         3,497.52         -29.34%
- Hong Kong routes                                                664.93         1,044.20         -36.32%

RPTK (revenue passenger tonne-kilometers) (millions)              606.53           761.31         -20.33%
- Domestic routes                                                 325.65           354.79          -8.21%
- International routes                                            221.42           313.09         -29.28%
- Hong Kong routes                                                 59.46            93.43         -36.36%

RFTK (revenue freight tonne-kilometers) (millions)                578.95           458.30          26.33%
- Domestic routes                                                 109.31            99.65           9.69%
- International routes                                            437.35           334.94          30.58%
- Hong Kong routes                                                 32.29            23.71          36.19%

Number of passengers carried (thousands)                        4,396.08         5,440.88         -19.20%
- Domestic routes                                               3,117.82         3,635.81         -14.25%
- International routes                                            764.87         1,014.97         -24.64%

- Hong Kong routes                                                513.39           790.10         -35.02%

Weight of freights carried (kg) (millions)                        192.31           165.18          16.42%
- Domestic routes                                                  88.21            84.34           4.59%
- International routes                                             80.76            62.25          29.73%
- Hong Kong routes                                                 23.34            18.59          25.55%

Load factor

Overall load factor (%)                                            56.17            58.71    -2.54 points
- Domestic routes                                                  53.78            55.51    -1.72 points
- International routes                                             58.71            61.66    -2.95 points
- Hong Kong routes                                                 51.05            56.43    -5.38 points

Passenger load factor (%)                                          51.93            62.82   -10.88 points
- Domestic routes                                                  55.45            59.97    -4.52 points
- International routes                                             49.45            67.73   -18.28 points
- Hong Kong routes                                                 44.76            59.12   -14.35 points

Freight load factor (%)                                            61.81            53.38     8.44 points
- Domestic routes                                                  50.08            44.54     5.54 points
- International routes                                             65.05            57.13     7.92 points
- Hong Kong routes                                                 70.13            48.75    21.38 points

Break-even load factor (%)                                         68.56            56.12    12.45 points

Yield and costs
Revenue tonne-kilometers yield (RMB)                                4.31             4.68          -8.05%
- Domestic routes                                                   4.70             5.04          -6.74%
- International routes                                              3.53             3.71          -5.07%
- Hong Kong routes                                                  8.04             8.65          -7.14%

Passenger-kilometers yield (RMB)                                    0.55             0.54           0.45%
- Domestic routes                                                   0.53             0.55          -3.17%
- International routes                                              0.48             0.44           8.53%
- Hong Kong routes                                                  0.86             0.85           0.63%

Freight tonne-kilometers yield (RMB)                                2.42             2.35           2.68%
- Domestic routes                                                   0.94             1.05         -10.75%
- International routes                                              2.58             2.54           1.61%
- Hong Kong routes                                                  5.12             5.11           0.17%

Available tonne-kilometers unit cost (RMB)                          2.95             2.63          12.35%

MANAGEMENT DISCUSSION AND ANALYSIS

REVIEW OF OPERATIONS

In terms of the total traffic volume and passenger traffic volume for the year 2002, the Group is one of the three largest airline companies in China and is one of the principal airline companies serving Shanghai - an economic, trade and financial center of China. As at 30 June 2003, the Group operated a total of 215 routes, of which 160 were domestic routes, 14 were Hong Kong routes and 41 were international routes (including 10 international cargo routes). The Group operated approximately 3,110 scheduled flights per week, serving 79 foreign and domestic cities. At present, the Group is operating 87 aircraft, including 83 passenger jet aircraft with a capacity of over 100 seats and 4 jet freighters.

During the first half of 2003, China's national economy maintained a sound trend of development with an approximate increase of 8.2% in GDP, compared to the corresponding period in 2002. However, the Iraq war resulted in another increase in the international crude oil prices since the September 11 terrorist attacks. Certain areas of Asia subsequently experienced the sudden outbreak and rapid spread of the epidemic known as severe acute respiratory syndrome, or SARS, which forced a great number of business travellers and tourists to cancel or postpone their travel plans. As a result, the market environment for domestic air transport industry deteriorated sharply within a short period. During the second quarter, all Chinese airlines' passenger business ran into serious difficulties due to the drastic drop in revenue caused by severe decrease in market demand.

Facing the poor operating situation and the major threat to the entire industry in the first half of this year, the Group rapidly adopted a series of measures in response to the changing environment during the reporting period in order to minimize losses, including: (1) postponing the plan to acquire new aircraft in 2003; (2) real time monitoring of the market situation and cancellation or combination of flights with low passenger traffic rates or low yields; (3) strengthening cooperation with other airlines in order to stabilize the market and improve the efficiency and quality of marketing strategies; (4) adopting measures to reduce administrative expenses and operating costs; (5) implementing a salary reduction scheme for all Company employees, lessening recruiting of new employees and delaying signing employment contracts with new employees, and implementing a system of vacations for employees in phases, with training and shift arrangements; (6) reviewing and adjusting the original investment plans for this year, and delaying certain projects that are not urgent for current operations of the Company's core business; (7) implementing the regular inspection and maintenance plans for all aircraft ahead of schedule; (8) making reasonable adjustments to in-flight meal standards in accordance with detailed analyses of passenger composition, in order to further reduce meal costs; and
(9) taking on more cargo to make up for lack of passengers and focusing on the development of freight operations in order to develop the freight business into the Company's new driver for revenue and profit growth in this difficult period.

On 28 March 2003, the Group signed an agreement with American Sabre, Inc. to cooperate in improving the Group's operation control system. The Company hopes to improve its operation control system to advanced international standards, thereby further enhancing flight safety and punctuality rates, as well as enhancing operating efficiency and reducing fuel costs.

As at 30 June 2003, the traffic volume of the Group totalled 1.185 billion tonne-kilometers, a decrease of 2.80% from the same period last year, while total traffic revenues amounted to RMB5,104 million, a decrease of 10.62% from the same period last year. The average aircraft daily utilization rate was 7.2 hours, a decrease of 1.7 hours from the same period last year.

During the first half of 2003, the passenger traffic volume was 6.774 billion passenger-kilometers, a decrease of 20.36% from the same period last year, while passenger revenues amounted to RMB3,706 million (accounting for 72.61% of the Groups' operating revenues), a decrease of 20.01% from the same period last year.

Domestic passenger traffic volume reached 3.638 billion passenger-kilometers, a decrease of 8.24% from the same period last year. Passenger load factor was 55.45%, a decrease of 4.52 percentage points from the same period last year. Passenger revenues from domestic routes amounted to RMB1,941 million (accounting for 52.38% of passenger revenues), a decrease of 11.15% from the same period last year. The average domestic passenger-kilometers yield was RMB0.53 during the first half of 2003, a decrease of 3.17% from the same period last year. Such decrease was mainly attributable to the sharp decrease in travellers due to SARS during the second quarter. The Group cancelled approximately 70% of flights during the most difficult period in May.

From April to June 2003, international tourism was greatly reduced by the "travel advisories" issued for mainland China and Hong Kong by the World Health Organization. International passenger traffic volume was 2.471 billion passenger-kilometers only in the first half of 2003, a decrease of 29.34% from the same period last year, and passenger load factor was 49.45%, a decrease of
18.28 percentage points from the same period last year. Revenues were RMB1,193 million, a decrease of 23.31% from the same period last year, accounting for 32.19% of the Group's passenger revenues. As the Company took effective measures to maintain the stability of international ticket prices, the average passenger-kilometers yield was RMB0.48 during the first half of 2003, an increase of 8.53% over the same period last year.

Because the Hong Kong routes were affected the most by SARS, passenger traffic volume on those routes was 665 million passenger-kilometers only, a decrease of 36.32% from the same period last year. Passenger load factor decreased by 14.35 percentage points to 44.76%. Revenues were RMB572 million, a decrease of 35.92% from the same period last year, accounting for 15.43% of the Group's passenger revenues. The average passenger-kilometers yield was RMB0.86 during the first half of 2003, an increase of 0.63% over the same period last year.

Although the Group's passenger business was severely affected in the first half of 2003, the Group, through effective marketing by the Company and its subsidiary China Cargo Airlines Limited, has grasped the opportunities provided by increased import and export activities after China's accession to the WTO, and raised the cargo traffic volume by 26.33% to 579 million tonne-kilometers, with a 9.08% increase in cargo capacity during the first half of 2003. Cargo revenues for the first half of the year were RMB1,398 million, accounting for 27.39% of the Group's traffic revenues and representing an increase of 29.72% over the same period last year. The cargo tonne-kilometers yield was RMB2.42, an increase of 2.68% over the same period last year.

The Group's total operating costs during the first half of 2003 reached RMB6,230 million, an increase of 13.91% over the same period last year. Employee salary expenditure was RMB492 million, an increase of 5.97% over the same period last year. As the Group has to continue to recruit new employees in response to the gradual expansion of the fleet, the number of employees increased by approximately 14% as compared with the same period last year. During April and May 2003, the Company reduced salaries for all staff by approximately 21%, thereby effectively controlling a substantial increase in salary expenditure.

Aircraft take-off and landing fees amounted to RMB944 million, an increase of 6.96% over the same period last year, mainly due to a substantial increase in take-off and landing fees for all types of aircraft compared to previous years. The average costs per take-off and landing abroad and in Hong Kong have risen by 22.55% and 20.47%, respectively, while the increase in take-off and landing fees for domestic flights, effective from September 2002, has caused the average domestic take-off and landing costs to rise by 11.99% over the same period last year. Accordingly, even though the Company reduced take-offs and landings during the first half of the year by 7.17% from the same period last year, it has been unable to offset the effects of the increase in take-off and landing fees.

Aircraft fuel expenses amounted to RMB1,391 million, an increase of 23.64% over the same period last year, even though fuel consumption had decreased by 0.76% compared to the same period last year. This was mainly due to the fact that, starting from the first quarter, international crude oil prices were maintained at a relatively high level due to the Iraq war, and, as a result, during the first half of 2003, the weighted average costs of aircraft fuel consumption on domestic routes and international routes increased by 25.38% and 24.14%, respectively.

Maintenance costs were RMB610 million, an increase of 37.81% over the same period last year, which was mainly due to the Group's implementation ahead of schedule of the ground inspection program for all types of aircraft, as the Group had suspended a number of flights in view of SARS.

Administrative and management expenses were RMB526 million, an increase of 41.09% over the same period last year, which was mainly due to the increases in both training and travel expenses for flight deck and cabin staff in connection with this year's fleet expansion programme. The expansion in the construction of the Company's office building located at Shanghai's Pudong International Airport and that in the business of the Company's branch offices located outside of Shanghai also resulted in an increase in administrative expenses.

During the six months ended 30 June 2003, the Group's losses attributable to shareholders under IFRS were RMB1,252 million. The losses per share were RMB0.257.

LIQUIDITY AND CAPITAL RESOURCES

The Group finances its working capital requirements through a combination of funds generated from its business operations and short-term bank loans. As at 30 June 2003, the Group had cash and cash equivalents of RMB1,200 million, a substantial portion of which were denominated in Renminbi. Net cash generated from the operation of the Group's business activities in the first half of 2003 amounted to RMB434 million, a decrease of 57.48% from the same period last year.

The Group's primary cash requirements in the first half of 2003 were for acquisitions of, and improvements in, aircraft and flight equipment and for payment of related indebtedness. Net cash used for investment by the Group in the first half of 2003 was RMB4,108 million.

Net cash generated from financing activities was RMB2,925 million. Such cash was primarily generated from long-term and short-term bank loans.

The Group generally operates with a working capital deficit. As at 30 June 2003, the Group's current liabilities exceeded the Group's current assets by RMB9,509 million, and the long-term debt to equity ratio was 1.61. The Group has always obtained in the past, and believes that it will continue to be able to obtain, short-term bank loans from domestic banks in China or foreign banks to satisfy its working capital requirements.

PLEDGES ON ASSETS AND CONTINGENT LIABILITIES

The Group generally uses its assets to provide security under finance leases for acquisitions of aircraft. As at 30 June 2003, the total value of the Group's mortgaged assets was RMB3,074 million, representing a decrease of 6.07% over that of RMB3,272 million at the end of 2002.

EMPLOYEES

As at 30 June 2003, the Group had approximately 16,700 employees, the majority of whom were working in mainland China. The wages of the Group's employees essentially consist of basic salaries and bonuses. The Group has never been involved in any labour-related disputes with its employees, nor has it ever experienced a substantial reduction in the number of its employees. The Group had not encountered any difficulty in recruiting new employees.

Except for the information disclosed herein, the information in relation to other matters set out in paragraph 32 of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") relating to the Group has not changed materially from the information disclosed in the Company's 2002 annual report.

OUTLOOK FOR THE SECOND HALF OF 2003

The Group would like to caution readers that this interim report contains certain forward-looking statements, including those regarding the Company's work plans for the second half of 2003 and the international and domestic economies and aviation market. These forward-looking statements are subject to significant uncertainties and risks. The actual events or results may differ materially from information contained in the Group's forward-looking statements.

The Group believes that the growth of the world economy will be slow during the second half of 2003 because of unstable geopolitical factors and the after-effects of SARS. Although these factors will gradually be eliminated during the second half of 2003, a lack of investor and consumer confidence and the deflationary pressures will, in the short term, continue to act as the main obstacles to the recovery of the US, Japanese and European economies, and the recovery prospects for the global economy are still unclear. In comparison, despite the severe effects of SARS, during the first half of 2003, China continued to maintain relatively positive growth. The Chinese government has continued to implement positive fiscal policies and steady monetary policies, and China's GDP has maintained a relatively high growth rate. The main national economic indices of public finance, private finance, foreign trade, investment and consumption, etc. continue to improve. The outbreak of SARS during the first half of 2003 was an unexpected incident which, although it caused domestic airlines to suffer major losses over the short term, has now been effectively brought under control worldwide. China's social and economic life is now rapidly returning to normal. In particular, once the WHO lifted all its travel warnings concerning mainland China and Hong Kong, air transport market demand rose rapidly. The Group is confident that since China's domestic economy will maintain a steady growth trend, consumer demand in terms of business travelling and tourism will drive a continuous increase in demand for air transportation. The Group will move forward with its acquisition of seven A320 Airbus mid-range passenger aircraft and three A340-600 Airbus long-haul passenger aircraft, all of which are scheduled to be delivered and put in service during the second half of 2003. The Group believes that it will benefit from the continuing growth in air transport market demand both in China and abroad.

In order to smoothly realize the State Council's strategy for alliances in the air transport industry and to accelerate the realization of large scale operations of air transport enterprises, so far as the Directors are aware, the Company's parent company, China Eastern Air Holding Company, is separating the assets of China Northwest Airlines and Yunnan Airlines according to their main lines of business and their sidelines and consolidating their principal airline business. The Group is considering proposals for potential acquisitions and believes that its scale of operations will be increased through alliance, which will result in synergies in marketing, route, fleet and human resources, improve the operating environment, assist the Company to establish a more comprehensive domestic and international route network and increase its share of the domestic market.

Given the fact of the threat to the civil air transport industry during the first half of 2003, the Chinese Ministry of Finance and the State Administration of Taxation decided to exempt all domestic airlines from levies such as contributions to the civil aviation infrastructure construction fund, business tax, etc. for the period from 1 May to 30 September 2003 and adopted the preferential policy of discounting interest on short-term loans. In addition, the Civil Aviation Administration of China (CAAC) will actively promote a "blue sky rejuvenation program" during the second half of 2003 in order to increase demand in the air transport market and restore public confidence. CAAC will also conduct hearings concerning civil airline ticket prices at an appropriate time, obtain a broad range of views from all levels of society about ticket prices, restore order in the market, halt vicious competition over ticket prices and endeavour to improve the business environment for domestic airlines. Moreover, China's accession to the WTO has not only brought to the domestic airline industry such policy trends as reduction in import duties for fuel and aircraft materials, but also the introduction of more advanced computer reservation system for civil aviation. The opening up of aircraft maintenance business to foreign investment is also expected to result in a reduction in the unit operating cost of the Company.

In light of the current market and business environment and the Group's actual position, the Group will, during the second half of 2003, endeavour to ensure flight safety, grasp the opportunities provided by the rapid restoration of market demand, expand its market share and improve its level of income. In particular, the Company will:

1. use the newly added A320 Airbus mid-range passenger aircraft on main domestic routes, expand the "China Eastern Express" services to the routes from Shanghai to such cities as Guangzhou, Wuhan, Xiamen, Shenzhen, Xi'an, etc., leveraging the service's advantages in terms of reputation and intensive coverage, provide punctual and high quality services to meet the demands of business travellers and tourists, and increase market share in Shanghai and eastern China;

2. replace the ageing MD-11 passenger aircraft with newly added A340-600 large, long-haul passenger aircraft and strengthen the competitiveness of international flights; strengthen business cooperation with foreign airlines, increase code sharing arrangements, and enhance profitability on international and regional routes;

3. continue to increase investment in technology development and accelerate completion of the yield management system, frequent flier system, electronic ticketing system, the Airline Operation Control (AOC) system and service call centre projects; rapidly develop the Company's electronic ticketing business among customers of Chinese banks nationwide based on the network resources of those banks, and link this service to the frequent flier system in order to develop the whole sales network;

4. gradually convert MD-11 aircraft into freighters, focus on development of the cargo market, develop and improve freight transit services and through-traffic business, and enhance profitability of cargo business;

5. strengthen centralized financial management and control costs and expenditures, strictly control investment plans and enhance efficient utilization of funds; and

6. actively promote the formation of alliances and strengthen business consolidation, and realize the initial integration of safety management, transport business, service quality and corporate culture.

FLEET PLANNING

As at 30 June 2003, details of aircraft to be delivered to the Company in the future are as follows:

Year to be delivered       Type of aircraft              Number of aircraft
--------------------       ----------------              ------------------
Second half of 2003        A320                                  7
                           A340-600                              3
2004                       A320                                  5
                           A340-600                              2
2005                       A320                                  5

As at the date hereof, the Directors are not aware of any aircraft which is subject to options exercisable by the Company during a period of not less than 12 months from 30 June 2003.

MATERIAL MATTERS

1.   DIVIDENDS

     The Board of Directors does not recommend payment of interim dividend for the six months ended 30 June 2003.

     A resolution was adopted at the third meeting of the third Board of Directors convened by the Company on 29 April 2003 that given the major change in the Company's operating environment caused by the outbreak of SARS, the Board of Directors had decided to adjust its recommendation made on 7 April 2003 concerning payment of a final dividend of RMB0.02 per share for the financial year ended 31 December 2002, and instead proposed that no final dividend be paid for the relevant period. Any undistributed profits attributable to the Company's shareholders would be carried over to the next year.

2.   SHARE CAPITAL

     There was no change in the Company's share capital since 31 December 2002. As at 30 June 2002, the Company's share capital structure was as follows:

                                                                                               Approximate
                                                                         Number of shares      percentage(%)
                                                                         ----------------      -------------
     1.  A shares
         (1)  Unlisted State-owned
              legal person shares                                           3,000,000,000           61.64
         (2)  Listed shares                                                   300,000,000            6.17
     2.  H shares                                                           1,566,950,000           32.19
     3.  Total number of shares                                             4,866,950,000          100.00


3.   SUBSTANTIAL SHAREHOLDERS

     Brief details of the shareholdings of the Company's substantial shareholders as at 30 June 2003, are set forth below:

                                                                                                 Approximate
                                                                              Number of         percentage of
                                                                             shares held       shareholding (%)
                                                                             -----------       ----------------
     China Eastern Air Holding Company                                      3,000,000,000           61.64
     HKSCC Nominees Limited                                                 1,459,693,999           29.99

     Further details regarding shareholding interests of the Company's substantial shareholders as at 30 June 2003 will be set out in the Company's 2003 interim report in compliance with the disclosure requirements under the Listing Rules.

4. SHAREHOLDING INTERESTS OF THE DIRECTORS, CHIEF EXECUTIVES, SUPERVISORS AND SENIOR MANAGEMENT OF THE COMPANY

     As at 30 June 2003, the shareholding interests of the Directors, chief executives, Supervisors and senior management of the Company are briefly set out as follows:

     Name                                       Position                                Number of A shares held
     ----                                       --------                                -----------------------
     Ye Yigan                                   Chairman of the Board of Directors                0
     Li Fenghua                                 Director, President                               0
     Wan Mingwu                                 Director, Vice President                          0
     Cao Jianxiong                              Director                                      2,800
     Zhong Xiong                                Director                                      2,800
     Chen Quanxin                               Director                                      2,800
     Wu Baiwang                                 Director                                          0
     Zhou Ruijin                                Independent Non-executive Director                0
     Xie Rong                                   Independent Non-executive Director                0
     Hu Honggao                                 Independent Non-executive Director                0
     Peter Lok                                  Independent Non-executive Director                0
     Li Wenxin                                  Chairman of the Supervisory Committee             0
     Ba Shengji                                 Supervisor                                    2,800
     Zhou Rongcai                               Supervisor                                        0
     Yang Jie                                   Supervisor                                        0
     Liu Jiashun                                Supervisor                                        0
     Wu Yulin                                   Vice President                                2,800
     Wu Jiuhong                                 Vice President                                    0
     Yang Xu                                    Vice President                                1,000
     Fan Ru                                     Chief Pilot                                   2,800
     Luo Weide                                  Chief Accountant                                  0
     Luo Zhuping                                Company Secretary                             2,800

     Further details regarding shareholding interests of the Directors, chief executives, Supervisors and senior management of the Company as at 30 June 2003 will be set out in the Company's 2003 interim report in compliance with the disclosure requirements under the Listing Rules.

5.   REPURCHASE, SALE OR REDEMPTION OF SECURITIES

     During the six months ended 30 June 2003, neither the Company nor any of its subsidiaries had repurchased, sold or redeemed any of its securities (the word "securities" shall have the meaning ascribed thereto in paragraph 1 of Part I of Appendix 7 to the Listing Rules).

6.   COMPLIANCE WITH THE CODE OF BEST PRACTICE

     None of the Directors of the Company is aware of any information which would reasonably indicate that the Company is not, or was not for any part of the six months ended 30 June 2003, in compliance with the Code of Best Practise as set out in Appendix 14 to the Listing Rules.

7.   MATERIAL LITIGATION AND ARBITRATION

     The Group was not involved in any material litigation or arbitration during the six months ended 30 June 2003.

8.   CHANGES IN THE MEMBERS OF THE BOARD OF DIRECTORS

     On 29 April 2003, the Company convened the third meeting of the third Board of Directors and resolved that Mr. Liu Shaoyong would no longer serve as a Director of the Company, and that Mr. Gong Haocheng would no longer serve as an Independent Non-executive Director of the Company.

     After nomination at the third meeting of 2003 of the third Board of Directors of the Company, and after consideration and adoption of a resolution by the 2002 Annual General Meeting, Mr. Li Fenghua was appointed as a Director of the Company and Mr. Xie Rong was appointed as an Independent Non-executive Director of the Company.

     The Audit Committee of the Company has reviewed with the management of the Company the accounting principles and practices accepted by the Group and has discussed with the Directors matters concerning internal controls and financial reporting of the Company, including a review of the unaudited interim financial statements of the Company for the six months ended 30 June 2003.

     All information specified in paragraphs 46(1) to 46(6) (inclusive) of Appendix 16 to the Listing Rules will be published on the website of The Stock Exchange of Hong Kong Limited at an appropriate time.

                                         By order of the Board of Directors
                                    CHINA EASTERN AIRLINES CORPORATION LIMITED
                                                     YE YIGAN
                                                     Chairman

     Shanghai, the PRC
     25 August 2003